[Haynes and Boone, LLP Letterhead]
July 10, 2007
Via Facsimile 202.772.9368
Ms. Donna Levy
Mr. James Murphy
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Toreador Resources Corporation
Registration Statement on Form S-1
Filed May 8, 2007
File No. 333-142731
Form 10-K, for the year ended December 31, 2006
Filed March 16, 2007
File No. 0-02517
Dear Ms. Levy and Mr. Murphy:
     On behalf of Toreador Resources Corporation (the “Company”), we are submitting for your review updated information with regard to the Company’s responses to the comment number 10 to the Company’s Form S-1 (the “Form S-1”) and Form 10-K for the year-ended December 31, 2006 (the “Form 10-K”) set forth in the letter from the Securities and Exchange Commission (“SEC”) dated June 4, 2007.
     The staff’s comment is set forth below and the Company’s additional response is set forth after the staff’s comments.
10.	It appears that approximately 35% of your proved reserves are estimated to be recovered after the expiration of the current production sharing contracts. Please provide evidence of a clear history of the renewal of such contracts for each jurisdiction, or explain how you have otherwise determined that renewal is assured. Alternatively, you may need to remove the proved reserves you estimate will be produced after the expiration of the existing production contracts.

Additional Response: As discussed with the SEC, the Company will update the disclosure in the Form 10-K/A and Form S-1/A regarding “Title to Oil and Natural Gas

Ms. Donna Levy
Mr. James Murphy
July 10, 2007

Properties” and regarding the risk factor on the possible inability to renew permits or obtain new permits and the effect of such inability on the Company’s proved reserves. Attached are proposed redlines of “Title to Oil and Natural Gas Properties” and to the specific risk factor. In addition, the Company plans to file as exhibits to the Form 10-K/A and Form S-1/A the following documents that were provided to the SEC in the June 28, 2007 response: (i) legal opinion from Gunel & Kaya (an updated legal opinion is attached hereto); (ii) French Ministry Documentation; (iii) Summary of Hungarian Mining Law; (iv) Portions of Hungarian Mining Act; and (v) Portions of Governmental Decree Implementing the Hungarian Mining Act.
Please let me know if the updated response is acceptable. You can reach me at 214.651.5119.
Very truly yours,
/s/ W. Bruce Newsome
W. Bruce Newsome
Direct Phone Number: 214.651.5119
Direct Fax Number: 214.200.0636
Bruce.newsome@haynesboone.com

cc:	Karl Hiller (202.772.9368)
Nigel Lovett
Charles Campise

Ms. Donna Levy
Mr. James Murphy
July 10, 2007

Attachment to Response No. 10
Title to Oil and Natural Gas Properties
     We do not hold title to any of our international properties, but we have been granted permits by the applicable government entities that allow us to engage in exploration, exploitation and production.
     Turkey
     We have 31 exploration permits covering seven geographic regions. The Western Black Sea permits have been extended through November 2007 and prior to the date of expiration we expect to have completed our minimum work commitment to extend these permits for an additional three to four years. The Southeast Turkey and the Eastern Black Sea permits expire in September 2009, the Thrace Black Sea and the Central Black Sea permits expire in the first quarter of 2009 and the Van and Buyukbey permits expire in May and July 2010, respectively.
     Onshore exploration permits are granted for four-year terms and may be extended for two additional two-year terms, and offshore exploration permits are granted for six-year terms and may be extended for two additional three-year terms, provided that drilling obligations stipulated under Turkish law are satisfied. Under Turkish law, exploitation permits are generally granted for a period of 20 years and may be renewed upon application for two additional 10-year periods. If an exploration permit is extended for development as an exploitation permit, the period of the exploration permit is counted toward the 20-year exploitation permit. In the opinion of Toreador’s Turkish counsel, Gunel & Kaya, a holder of an exploration permit that has had a discovery made on such exploration permit area and who applies for an exploitation permit in accordance with Turkish petroleum law shall be granted an exploitation permit for any area or areas covered by the exploration permit upto one-half of the exploration permit area. Therefore, in the opinion of Gunel & Kaya, upon application for an exploitation permit, the exploration permit covering the area of the South Akcakoca Sub-Basin in which the gas discovery was made will be converted into an exploitation permit with an initial period of 20 years.
     In addition, the Zeynel and Cendere exploitation permits are in their initial 20 year period and are eligible for renewal for up to two periods of 10 years each. In the opinion of Gunel & Kaya, renewal applications for exploitation permits will be granted to those holders who have production of economical quantities of petroleum and comply fully with the obligations under the Turkish petroleum law. There is a long and clear track record of extending exploitation

Ms. Donna Levy
Mr. James Murphy
July 10, 2007

permits as since 1998, there have been at least 48 renewals of exploitation permits, with a majority of those renewals occurring since 2001, and as of July 9, 2007, an application for renewal of an exploitation permit has never been denied and at least 69 conversions of exploration permits to exploitation permits have been granted and as of July 9, 2007, an application for conversion of an exploration permit to an exploitation permit has never been denied. However, there can be no assurance that our exploration permit will be converted into an exploitation permit or that our exploitation permits will be renewed.
     Our Turkish proved reserves are:

			At December 31, 2006
	Permit				Post-Expiration Proved		Percent of Proved
	Expiration		Total Proved Reserves		Reserves		Reserves
Property	Year		(MBbl)	(MMCF)	(MBbl)	(MMCF)	Post-Expiration
Zeynel	2013	(1)	37	—	18	—	48.65%
Cendere (2 permits)	2012	(1)	628	—	223	—	35.50%
S Akcakoca Sub-Basin	2007	(2)	—	21,425	—	21,425	100.00%

(1)	Exploitation Permit

(2)	Exploration Permit
     Hungary
     We have two exploration permits that expire in March 2009. In 2006, we re-completed one well that was drilled by the previous operator on the Tompa exploration permit. We are currently in the process of connecting the well to the sales pipeline.
     Under Hungarian mining law, if we provide the Hungarian mining authority with a closing report accounting for the results of our exploration on the Tompa exploration permit area and such closing report is approved, for one year after March 2009, we will have the exclusive right to apply for a mining plot designation. If upon timely application for a mining plot designation, we met the requirements of Hungarian mining law for a mining plot designation, the Hungarian mining authority must grant us the mining plot. We anticipate applying for a mining plot covering the relevant area within the Tompa exploration permit within the one year exclusivity period beginning in March 2009 and providing the Hungarian mining authority with the required information to obtain the mining plot designation for the relevant area.

Ms. Donna Levy
Mr. James Murphy
July 10, 2007

     There is a long and clear track record of exploration permits being converted into mining plot designations. Based on research on the MBFH (Hungarian Office of Mining and Geology) website, since 1991 when MOL (MOL Hungarian Oil and Gas Public Limited Company), formerly the Hungarian state oil company, became a private company, there have been [72] mining plots granted. Based on conversations with representatives of the MBFH (Hungarian Office of Mining and Geology), since 1991 when MOL became a private company, there have not been any mining plot applications denied. However, there can be no assurance that we will be able to convert our exploration permit into a mining plot designation.
     Our Hungarian proved reserves are:

At December 31, 2006
	Permit			Post-Expiration Proved		Percent of Proved
	Expiration	Total Proved Reserves		Reserves		Reserves
Property	Year	(MBbl)	(MMCF)	(MBbl)	(MMCF)	Post-Expiration
Tompa	2009	1	950	—	542	57.05%
     Romania
     The Moinesti and Viperesti permits will expire in 2009 and the Fauresti rehabilitation permit will expire in 2015. If, prior to the expiration of our Romanian permits, we have not completed the minimum exploration program required by the permits, we must pay the estimated costs of such exploration program to the Romanian government. If we were required to make such payments to the Romanian government, we estimate that the aggregate amount would be less than $8 million and as of December 31, 2006 we have spent $7.3 million. We have not yet established proved reserves on the Moinesti and Viperesti permits.
     The following is information relating to our Romanian proved reserves, all of which relate to the pre-expiration period of the Fauresti Rehabilitation permit:

		At December 31, 2006
	Permit Expiration	Oil	Gas
Property	Year	(MBbl)	(MMcf)_
Fauresti	2015	41	3,041
     France
     We hold three French exploration permits: Aufferville, Nemours and Courtenay. No proved reserves have been established in these permits. The Courtenay, Aufferville and Nemours permits expire in 2007, however due to drilling that has been completed or is planned for 2007

Ms. Donna Levy
Mr. James Murphy
July 10, 2007

we anticipate that we will fulfill our minimum work commitment and anticipate that the permits will automatically be extended for a period of three to four years. The French exploration permits have minimum financial requirements that we expect to meet during their terms. If such obligations are not met, the permits could be subject to forfeiture.
     Under French mining law, exploitation permits can be extended by successive prolongations, with each prolongation not to exceed 25 years and such extensions are not subject to competitive bidding or public inquiry. Although the French government has no obligation to renew exploitation permits, based on conversations with the French mining authority, we believe it will renew such exploitation permits so long as we, the permit holder, demonstrate financial and technical capabilities and establish the studies used in defining the work schedule.
     There is a long and clear track record of extending permits in France. Our subsidiariaries have been operating in France since 1993 and have never been been denied any exploration or exploitation permit for which they have applied or been denied any extension for which they have applied. Since 2001, our subsidiaries that operate in France have had six permits extended. However, there can be no assurance that we will be able to renew our exploitation permits.
     The French exploitation permits that cover five producing oil fields in the Paris Basin are:

		At December 31, 2006
		Total Proved	Post-Expiration	Percent of Proved
	Permit Expiration	Reserves	Proved Reserves	Reserves
Property	Year	(MBbl)	(MBbl)	Post-Expiration
Neocomian Fields	2011	8,064	5,854	72.60%
Charmottes Field	2013	1,564	640	40.92%
United States
     We currently own interests in producing and undeveloped acreage only in the form of non-operating working interests due to the sale of our U.S. mineral and royalty interests in January 2004.

Ms. Donna Levy
Mr. James Murphy
July 10, 2007

We may not be able to renew our permits or obtain new ones which could reduce our proved reserves.
     We do not hold title to properties in Turkey, Hungary, Romania and France, but have exploration and exploitation permits granted by these countries’ respective governments. Approximately 35% of our proved reserves as of December 31, 2006 are estimated to be recovered after the expiration of the applicable permit. There can be no assurance that we will be able to renew any of these permits when they expire, convert exploration permits into exploitation permits or obtain additional permits in the future. If we cannot renew some or all of these permits when they expire or convert exploration permits into exploitation permits, we will not be able to include the proved reserves associated with the permit.

Ms. Donna Levy
Mr. James Murphy
July 10, 2007

July 10, 2007

Toreador Resources Corp.
4809 Cole Ave., Suite 108
Dallas, Tx 75205
Re: Current status of Toreador’s properties in Turkey.
Pursuant to your request dated June 5, 2007, please find below the information related with the Toreador’s exploration licenses, exploitation leases in Turkey and the current legal status of such licenses and leases under the Petroleum Law in Turkey.
Petroleum Law dated March 7, 1954 and numbered 6326 (the “Petroleum Law”) determines that the oil and gas companies first should be registered to be a petroleum right holder, in order to be entitled to obtain an exploration license or exploitation lease. Toreador is registered as petroleum right holders pursuant to Petroleum Law in Turkey.
Toreador currently owns a 36.75% undivided interest in each exploration license AR/TOR-SET /3498, 4399, 3500, 3501, 3502, 3503, 3504, 3505 in Bolu Petroleum District II; a 50% undivided interest in each exploration license AR/TOR-HEM/ 3914, 3915, 3916, 3917, 3918, 3919, 4031 in Marmara Petroleum District 1, a 100% undivided interest in each exploration license AR/TOR/4016, 4017 in Corum Petroleum District IV, a 100% undivided interest in each exploration license AR/TOR/4042, 0443, 4044 in Erzurum Petroleum District VII, a 100% undivided interest in each exploration license AR/TOR/4178, 4179, 4180, 4181, 4182, 4183, 4184, 4185 in Van Petroleum District IX, a 100% undivided interest in each exploration license AR/TOR/4069 in Siirt Petroleum District X, a 100% undivided interest in each exploration license AR/TOR/4165 in Gaziantep Petroleum District XII and 8.5% of the exploitation lease AR/AME/2479 and 6% of the exploitation lease AR/AME/3170 in Gaziantep Petroleum District XII (Zeynel Fields) and 19.6% of the exploitation lease AR/TPO-TOR/3205 in Gaziantep Petroleum District XII (Cendere Fields).
The Petroleum Law also stipulates the rights and obligations of the petroleum right holders who hold either exploration licenses or exploitation leases. The holders of an interest in an exploration license or an exploitation lease or in any of the petroleum rights arising from those shall be in proportion to their interests and shall enjoy the rights granted by the Petroleum Law and be subject to the obligations in the Petroleum Law.
According to the Article 50 of the Petroleum Law, an exploration license confers to its holder the rights to do geological investigation, to do geological investigation for the purpose of determining its own petroleum prospects, as though .a permittee, outside the license area, to conduct exploratory or development drilling and to produce petroleum from the area (exclusive of others), and to apply for a lease after having made a discovery in the license area. However, the restrictions and conditions

Ms. Donna Levy
Mr. James Murphy
July 10, 2007

relating to operations and compatible with the objective of Petroleum Law may be included in the licence to be granted.
Article 55 of the Petroleum Law stipulates the term, extension rights and conditions of the exploration license. Article 55 of the Petroleum Law is as follows:
Article 55:
          1 .The term of a licence is four years.
          2. Provided a licence continues exploration with due diligence and in compliance with the Law, in any one of the licences in a district, the term of his licences in that district may be extended for a period not exceeding two years depending on the requirements.
          However, in case the licencee’s operations at the end of the second year are in a state which may possibly give rise to a discovery, the Council of Ministers may, further extend the period ,for up to two years, against guaranty, provided that an application to that effect is made with an appropriate program. The kind and amount of the guaranty shall be established by the Council of Ministers. In the event of failure to comply with the terms specific in the program, the guaranty shall be retained by the Treasury as revenue.
          3. E.xtensions under this article, except under the provisions of Sub-article 4 shall not result in an extension of the term of a licence for more than eight years ,from its original effective date.
          4. When a licencee makes a discovery on his licence area, The General Directorate can extend the term of his licence ,for a period not exceeding 3 years, sufficient for the licencee to define the petroleum field.
          5. Terms as indicated above may be increased by 50 percent in the case of offshore explorations.
Consequently, a petroleum right holder holding an onshore exploration license has a right to request the extension of the holder’s exploration license for a period of up to 4 years and for an offshore exploration license, the holder has the right to apply for an extention for a period of 6 years provided that the holder complies fully with the terms and conditions set forth above. By taking into consideration the General Directorate Petroleum. Affairs’ (the “GDPA”) applications, it can be stated that the GDPA extends exploration license terms of any petroleum right holder who has complied fully with such holder’s obligations arising from the Petroleum Law.
Exploration licenses granted in accordance with the Petroleum Law grant the holder the exclusive right to convert such license into an exploitation lease in case of an oil and/or gas discovery. A petroleum right holder who has made a discovery in such holder’s license area, and who while the license is in effect applies for a lease in accordance with the Petroleum Law, shall be granted a exploitation lease for any areas or areas chosen by him from the exploration license, not exceeding one-half of such exploration area. Upon the grant of the exploitation lease, the exploration license shall expire. However, the petroleum right holder may re-apply for an exploration license for the remaining part of the exploration license area in accordance with the article 63 of the Petroleum Law.

Ms. Donna Levy
Mr. James Murphy
July 10, 2007

The terms and extension period of exploitation leases are stipulated in article 65 of the Petroleum Law and in accordance with this article, the term of the exploitation lease shall be 20 years from its effective date. In case of the exploration license that has been extended for development under sub-article 4 of Article 55 of the Petroleum Law after a discovery on the license area, the time of such extension shall be credited as part of the term of the exploitation leases. Since Toreador has made a gas discovery on its South Akcakoca Sub-Basin exploration license, upon application, the exploration license covering the area in which the gas discovery was made will be converted into an exploitation lease with an initial period of 20 years.
According to the said article, upon application by a lessee who has complied fully with his obligations, his exploitation lease may be renewed twice by decision of the Council of Ministers for a total additional term not exceeding 10 years each time if found appropriate with the national interest, technical and economical terms and so proposed by the GDPA. In the light of practices of GDPA, it can be clearly stated that, renewal applications of petroleum right holders holding exploitation leases, continuing the production of economical quantities of petroleum and complying fully with its obligations arising from Petroleum Law shall not be denied by GDPA. Based on conversations with the GDPA. since 1998 there have been at least 48 renewals of exploitation permits, with a majority of those renewals occurring since 2001, and as of July 9, 2007. the GDPA has never denied the renewal of an exploitation permit and there have been at least 69 exploration licenses have been converted into exploitation leases, and as of July 9, 2007, the GDPA has never denied the conversation of an exploration license into an exploitation lease.
It is stipulated in article 68 of the Petroleum Law that, if petroleum right holder has by the end of the first year of the holder’s exploitation lease, not produced petroleum from that exploitation area in economical quantities, the GDPA shall, by taking also economic production conditions into account, grant a period of 90 days. Should within this period the lessee still not have produced petroleum in economical quantities, the exploitation lease shall lapse. If a petroleum right holder has produced petroleum in economical quantities from the lease area and production has thereafter ceased, the GDPA may, after the expiration of the first year of the lease, serve upon the holder a notice requiring production in economical quantities to be resumed within a period of at least 90 days. If in spite of the notice and due to non existence of force majeure the petroleum right holder does not resume production in economical quantities, the exploitation lease shall expire at the end of the stated period. However, no notice shall be executed before the expiration of 3 months from the cessation of production and before the expiration of one year from the cessation of production if exploratory or development drillings on the lease area are being carried out with due diligence.
In accordance with the Petroleum Law, an applicant or holder of a petroleum right may appeal to the Minister of Energy and Natural Resources under the Petroleum Law following the notification of the decision taken by the GDPA affecting the applicant’s or holder’s rights arising from an application, permit, exploration license, exploitation lease or certificate. Any disputes arising from the GDPA’S or Council of Minister and Minister of Energy and Natural Resources decisions shall be settled by Council of State.
We hereby consent to the filing of this opinion to the Registration Statement on Form S-1 (No. 333-142731) and the Amended Annual Report on Form 10-K/A for the year ended December 31, 2006 and to the reference to our firm in such Registration Statement on Form S-1 and Amended Annual Report on

Ms. Donna Levy
Mr. James Murphy
July 10, 2007

Form 10-K/A and any summaries of our opinion contained in such Registration Statement and Amended Annual Report on Form 10-K/A.
In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities Exchange Commission thereunder, nor do we admit that we are experts with respect to any part of such Registration Statement on Form S-1 within the meaning of the term “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities Exchange Commission thereunder.
/s/ Berfa Kaya
Berfu Kaya
Senior Partner
Günel & Kaya Law Office